                                                                     EXHIBIT 1.1



South China Morning Post
November 27, 2000

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                          [CHINA MOBILE COMPANY LOGO]

                        CHINA MOBILE (HONG KONG) LIMITED
     (Incorporated in Hong Kong with limited liability under the Companies
                                   Ordinance)

                                  ANNOUNCEMENT

The Company has not received any notice from the relevant regulatory authorities advising the approval of the calling-party-pay system. The MII has confirmed to the Company that the calling-party-pay issue is currently under review and discussion and no decision has been made to date.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The board of directors (the "Board") of China Mobile (Hong Kong) Limited (the "Company") notes the recent movements in the price and trading volume of the shares of the Company and the various press articles relating to the calling-party-pay issue. The Board wishes to state that the Company has not received any notice from the relevant regulatory authorities advising the approval of the calling-party-pay system. Furthermore, the department in charge of telecommunications tariffs regulation within the Ministry of Information Industry ("MII") has confirmed to the Company that the calling-party-pay issue is currently under review and discussions and no decision has been made to date.

The Board also wishes to state that basic telecommunications tariffs are regulated by the MII and other relevant governmental authorities in the People's Republic of China. However, the Company will continue to follow up with the MII and the relevant authorities on the calling-party-pay issue and will use its best efforts to ensure that the interests of the Company and its investors are protected. Where necessary, the Company will make further announcement in compliance with the Company's obligations under the Listing Agreement.

The Board also confirms that save as disclosed above, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

IN THE MEANTIME, SHAREHOLDERS ARE STRONGLY ADVISED TO EXERCISE CAUTION IN DEALING IN THE SECURITIES OF THE COMPANY.

                                                  By order of the Board
                                             CHINA MOBILE (HONG KONG) LIMITED
                                                       WANG XIAOCHU
                                                         Chairman

Hong Kong, 24 November 2000